Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports second quarter financial results

•	strong second quarter results – higher revenue, gross profit and net earnings

•	average realized uranium price continues to outperform the spot and long-term market prices

•	at Cigar Lake jet boring temporarily stopped to allow more thorough ground freezing in localized areas

•	the Key Lake extension project environmental assessment was approved by the Canadian Nuclear Safety Commission, allowing for future increased production

Saskatoon, Saskatchewan, Canada, July 31, 2014

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2014 in accordance with International Financial Reporting Standards (IFRS).

“Our marketing strategy and strong portfolio of contracts continues to serve us well,” said Tim Gitzel, president and CEO, “providing us with average realized prices that are well above the current uranium spot price, and resulting in strong second quarter financial results, despite the continued market uncertainty.

“It’s that uncertainty that guides our strategic decision-making and keeps us focused on the things that are within our control – keeping costs down, and ensuring we’re running our operations safely, efficiently and reliably. Maintaining that focus will help us to weather the challenging near- to medium-term market conditions, and allow us to benefit from the strong, long-term outlook for nuclear energy.”

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2014	2013	CHANGE	2014	2013	CHANGE
Revenue	502	421	19%	921	865	6%
Gross profit	136	99	37%	243	194	25%
Net earnings attributable to equity holders	127	34	274%	259	43	502%
$ per common share (diluted)	0.32	0.09	256%	0.65	0.11	491%
Adjusted net earnings (non-IFRS, see page 4)	79	61	30%	115	88	31%
$ per common share (adjusted and diluted)	0.20	0.15	33%	0.29	0.22	32%
Cash provided by (used in) continuing operations (after working capital changes)[1]	(25)	(33)	24%	(18)	207	(109)%

[1]	For comparison purposes, our results have been revised to exclude BPLP. The impact of BPLP is shown separately as a discontinued operation.

SECOND QUARTER

Net earnings attributable to equity holders (net earnings) this quarter were $127 million ($0.32 per share diluted) compared to $34 million ($0.09 per share diluted) in the second quarter of 2013. In addition to the items noted below, our net earnings were affected by mark-to-market gains on foreign exchange derivatives compared to losses in 2013.

On an adjusted basis, our earnings this quarter were $79 million ($0.20 per share diluted) compared to $61 million ($0.15 per share diluted) (non-IFRS measure, see page 4) in the second quarter of 2013. The change was mainly due to:

•	higher earnings from our uranium segment based on higher sales volumes and higher Canadian dollar average realized prices

•	a favourable settlement of $28 million with respect to a dispute regarding a long-term supply contract with a utility customer partially offset by:

•	settlement costs of $12 million with respect to the early redemption of our Series C debentures

•	lower tax recoveries due to a decline in pre-tax losses in Canada

See Financial results by segment on page 6 for more detailed discussion.

FIRST SIX MONTHS

Net earnings in the first six months of the year were $259 million ($0.65 per share diluted) compared to $43 million ($0.11 per share diluted) in the first six months of 2013. In addition to the items noted below, net earnings were impacted by a gain on the sale of our interest in BPLP of $127 million and mark-to-market gains on foreign exchange derivatives compared to losses in 2013.

On an adjusted basis, our earnings for the first six months of this year were $115 million ($0.29 per share diluted) compared to $88 million ($0.22 per share diluted) (non-IFRS measure, see page 4) for the first six months of 2013, mainly due to:

•	higher earnings from our uranium business based on higher sales volumes and higher Canadian dollar average realized prices

•	a favourable settlement of $28 million with respect to a dispute regarding a long-term supply contract with a utility customer partially offset by:

•	an early termination fee of $18 million incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd. (SFL), which was to expire in 2016

•	settlement costs of $12 million with respect to the early redemption our Series C debentures

See Financial results by segment on page 6 for more detailed discussion.

Also of note this quarter:

During the quarter, we arrived at a favourable settlement in a dispute with a utility customer regarding damages owed under a long-term supply contract. While the contract is effective for the years 2011 through 2017, the settlement of $28 million, reflected in our financial statements as other income, relates only to the deliveries that were refused by the customer in 2012 and 2013. For the remainder of the contract, the customer will be responsible for either buying the full yearly contract quantity, or compensating us for any loss if they do not accept delivery of the full quantities.

In July 2014, a decision was made by the majority partner of GE-Hitachi Global Laser Enrichment (GLE) to significantly reduce funding to GLE. In accordance with the provisions of IAS 36 Impairment of Assets, we consider this to be an indicator that our investment in GLE could potentially be impaired and accordingly, we are required to estimate the asset’s recoverable amount. We are in the process of evaluating how our investment in GLE will be impacted as a result of this decision. The carrying value of our investment in GLE at June 30, 2014 is $165 million (US).

Uranium market update

Through the first half of 2014, market conditions continued along the same trend as in 2013. On the supply side, production cutbacks and project deferrals have contributed positively to long-term fundamentals, while the near-term market continues to be adequately supplied. As a result, downward pressure continued on both spot and long-term uranium prices. Utilities remain well covered and we expect little improvement over the near to medium term.

While there has been no fundamental change to market conditions, there have been developments that solidify the positive long-term outlook, including the approval of a new energy policy in Japan that confirms nuclear power will remain an important electricity source for the country. The Nuclear Regulatory Authority (NRA) has continued to clarify the process for utilities to begin restarting the country’s idled nuclear reactors. Restart applications for 19 reactors have been submitted to the NRA by nine utilities, demonstrating utilities’ commitment to bring their nuclear generating capacity back online. Sendai units 1 and 2, operated by Kyushu Electric Power, have now successfully passed the NRA safety inspection, and have entered into a period of public comment, prior to potential restart approval. While the initial restarts will be a positive industry development, we expect it will take some time for a significant number of reactors to resume operations and begin to consume the inventory that Japanese utilities have built up over the past several years.

Long-term fundamentals remain positive, as nuclear growth continues around the world. Approximately 70 new reactors are under construction, and we expect a net increase of 91 reactors over the next decade. This reactor growth is expected to drive an increase in annual uranium consumption, from today’s 170 million pounds to about 240 million pounds over the same time period. This demand fundamental, combined with the timing, development, and execution of new supply projects, along with the continued performance of existing supply, will determine the pace of market recovery.

Outlook for 2014

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2014 reflects the expenditures necessary to help us achieve our strategy. Our outlook for capital expenditures, uranium production, exploration costs, and NUKEM’s sales volumes, revenue and average unit cost of sales has changed as explained below. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment on page 6 for details.

2014 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES	NUKEM
Production	—	22.8 to 23.3 million lbs		12 to 13 million kgU	—
Sales volume	—	31 to 33 million lbs		Decrease 5% to 10%	7 to 9 million lbs U3O8
Revenue compared to 2013	Increase 5% to 10%	Increase 5% to 10%	[1]	Decrease 5% to 10%	Decrease 15% to 20%
Average unit cost of sales (including D&A)	—	Increase 0% to 5%	[2]	Increase 0% to 5%	Decrease 15% to 20%
Direct administration costs compared to 2013[3]	Increase 0% to 5%	—		—	Increase 0% to 5%
Exploration costs compared to 2013	—	Decrease 25% to 30%		—	—
Tax rate	Recovery of 30% to 35%	—		—	Expense of 30% to 35%
Capital expenditures	$550 million	—		—	—

[1]	Based on a uranium spot price of $28.50 (US) per pound (the Ux spot price as of July 28, 2014), a long-term price indicator of $44.00 (US) per pound (the Ux long-term indicator on July 28, 2014) and an exchange rate of $1.00 (US) for $1.08 (Cdn).
[2]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in 2014, then we expect the overall unit cost of sales could be different.
[3]	Direct administration costs do not include stock-based compensation expenses.

We now expect production in our uranium segment to be 22.8 million to 23.3 million pounds (previously 23.8 million to 24.3 million pounds) due to a shift in the production schedule at Cigar Lake, to allow localized areas of the deposit to freeze more thoroughly. See page 10 for more information.

In the NUKEM segment, we have amended our outlook for sales volumes, revenues and the average unit cost of sales due to the ongoing weakness in the uranium market. We now expect our uranium sales volumes to be in the range of 7 million to 9 million pounds (previously 9 million to 11 million pounds) and have reduced our revenue expectations accordingly. In addition, the decline in the uranium spot price is expected to have a positive impact on our unit cost of sales and we now expect a decline of 15% to 20% (previously an increase of 0% to 5%). The decline in unit cost is expected to offset the impact of the lower sales.

Exploration costs are now expected to be 25% to 30% lower than 2013 (previously 35% to 40% lower), due to increased exploration and evaluation costs at Inkai, as well as the effect of the weakening of the Canadian dollar.

Capital expenditures are now expected to be $550 million (previously $495 million) due to increased project costs at Key Lake and the shift in the production schedule at Cigar Lake noted above. With the shift in the production schedule, we now expect the commencement of commercial production will be delayed. As a result, the capital cost at Cigar Lake will increase due to the longer period over which all of the operating expenditures are capitalized rather than expensed or charged to inventory.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly. However, the majority of delivery notices have been received for 2014, reducing the variability of our delivery pattern for the remainder of the year. We expect our uranium deliveries for the third quarter will be similar to the second quarter. Fourth quarter deliveries are expected to be slightly higher.

SENSITIVITY ANALYSIS

For the rest of 2014:

•	a change of $5 (US) per pound in both the Ux spot price ($28.50 (US) per pound on July 28, 2014) and the Ux long-term price indicator ($44.00 (US) per pound on July 28, 2014) would change revenue by $43 million and net earnings by $22 million

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $4 million and adjusted net earnings by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. This sensitivity is based on an exchange rate of $1.00 (US) for $1.00 (Cdn).

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has been adjusted for pre-tax adjustments on derivatives, NUKEM purchase price inventory write-down, impairment charge on non-producing property, income taxes on adjustments, and the after tax gain on the sale of our interest in BPLP.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The table on the following page reconciles adjusted net earnings with our net earnings.

($ MILLIONS)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2014	2013	2014	2013
Net earnings attributable to equity holders	127	34	259	43

Adjustments
Adjustments on derivatives[1] (pre-tax)	(66)	36	(23)	61
Income taxes on adjustments to derivatives	18	(9)	6	(16)
Gain on interest in BPLP (after tax)	—	—	(127)	—

Adjusted net earnings	79	61	115	88

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

DISCONTINUED OPERATION

On March 27, 2014, we completed the sale of our 31.6% limited partnership interest in BPLP. The aggregate sale price for our interest in BPLP and certain related entities was $450 million. The sale has been accounted for effective January 1, 2014. We realized an after tax gain of $127 million on this divestiture. See note 4 to the interim financial statements for more information.

CRA DISCLOSURE

As previously reported, since 2008, the Canada Revenue Agency (CRA) has disputed the offshore marketing company structure and related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements, and issued notices of reassessment for our 2003 through 2009 tax returns. During the quarter, we received the reassessment for the 2009 taxation year and made associated payments to CRA. The Canadian Income Tax Act includes provisions that require larger companies like us to pay 50% of the cash tax plus related interest and penalties at the time of reassessment. To date, under these provisions, after applying elective deductions and tax loss carryovers, we have been required to pay a net amount of $215 million to CRA.

We continue to believe the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution. While we are confident that we will be successful in our case and expect to recover the amounts remitted to CRA, including the $215 million already paid to date, we have recorded a cumulative tax provision of $76 million for the period from 2003 to June 30, 2014, where an argument could be made that our transfer price may have fallen outside of an appropriate range of pricing in uranium contracts.

See our second quarter MD&A for more information including a schedule of estimated future payments to CRA while the case in dispute.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 11 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions	Material risks that could cause actual results to differ materially

•       we will be substantially successful in our dispute with CRA and the cumulative tax provision of $76 million to date will be adequate to satisfy any tax liability resulting from the outcome of the dispute to date

•       we are unsuccessful and the outcome of our dispute with CRA results in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision, which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

Financial results by segment

Uranium

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30		CHANGE	SIX MONTHS ENDED JUNE 30		CHANGE
	2014	2013		2014	2013
Production volume (million lbs)	4.0	4.4	(9)%	9.7	10.3	(6)%
Sales volume (million lbs)	7.4	6.4	16%	14.3	11.6	23%
Average spot price ($US/lb)	28.97	40.18	(28)%	31.95	41.45	(23)%
Average long-term price ($US/lb)	44.83	57.00	(21)%	46.75	56.75	(18)%
Average realized price
($US/lb)	45.93	46.30	(1)%	46.26	47.24	(2)%
($Cdn/lb)	50.76	47.35	7%	50.67	47.75	6%
Average unit cost of sales ($Cdn/lb) (including D&A)	35.86	33.25	8%	34.63	32.65	6%
Revenue ($ millions)	376	305	23%	724	552	31%
Gross profit ($ millions)	110	91	21%	229	174	32%
Gross profit (%)	29	30	(3)%	32	32	—

SECOND QUARTER

Production volumes this quarter were 9% lower compared to the second quarter of 2013 due to an extension of the planned annual maintenance shutdown at Key Lake in the second quarter of 2014, and lower production at Crow Butte and Inkai. See Operations updates starting on page 10 for more information.

Uranium revenues were up 23% due to a 16% increase in sales volumes and a 7% increase in the Canadian dollar average realized price. Sales in the second quarter were higher than in 2013 due to a change in the timing of deliveries, which can vary significantly and are driven by customer requests.

Our realized prices this quarter were higher than the second quarter of 2013, primarily as a result of the weakening of the Canadian dollar compared to 2013. In the second quarter of 2014, the exchange rate on the average realized price was $1.00 (US) for $1.11 (Cdn) over the quarter, compared to $1.00 (US) for $1.02 (Cdn) in the second quarter of 2013.

Total cost of sales (including D&A) increased by 24% ($266 million compared to $214 million in 2013). This was mainly the result of a 16% increase in sales volumes and an increase in the cost of purchased and produced material.

In the second quarter, our cost of purchased material was higher than the average spot price for the quarter. When uranium prices were higher than they are today, we entered back-to-back purchase and sale arrangements that, while profitable, required we purchase material at a price higher than the current spot price.

Previously, our most significant long-term purchase contract was the Russian HEU commercial agreement, which ended in 2013. With that source of supply no longer available, and until Cigar Lake ramps up to full production, to meet our delivery commitments, we will make use of our inventories and we may purchase material where it is beneficial to do so. We expect our purchases will result in profitable sales; however, the cost of purchased material may be higher or lower than our other sources of supply, depending on market conditions.

The net effect was a $19 million increase in gross profit for the quarter.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 6% lower than in the previous year due to lower production from McArthur/Key Lake, Rabbit Lake, Crow Butte and Inkai. See Operations updates starting on page 10 for more information.

For the first six months of 2014, uranium revenues increased 31% compared to 2013, due to a 23% increase in sales volumes, and a 6% increase in the Canadian dollar average realized price. Sales in the first six months were higher than in 2013 due to a change in the timing of deliveries, which can vary significantly and are driven by customer requests.

Our realized prices for the first six months of 2014 were higher than 2013, primarily as a result of the weakening of the Canadian dollar compared to 2013. For the first six months of 2014, the exchange rate on the average realized price was $1.00 (US) for $1.10 (Cdn), compared to $1.00 (US) for $1.01 (Cdn) for the same period in 2013.

Total cost of sales (including D&A) increased by 31% ($495 million compared to $377 million in 2013) mainly due to a 23% increase in sales volumes and an increase in non-cash costs. For the first six months of 2014, total non-cash costs were $109 million compared to $66 million for the same period in 2013, due to the completion of several capital projects at our production facilities. As discussed in our annual MD&A, upon project completion, we begin to depreciate the asset, which increases the non-cash portion of our production costs.

The net effect was a $55 million increase in gross profit for the first six months.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($CDN/LB)	THREE MONTHS ENDED JUNE 30		CHANGE	SIX MONTHS ENDED JUNE 30		CHANGE
	2014	2013		2014	2013
Produced
Cash cost	26.24	23.00	14%	23.03	20.78	11%
Non-cash cost	14.72	9.34	58%	12.25	8.83	39%

Total production cost	40.96	32.34	27%	35.28	29.61	19%

Quantity produced (million lbs)	4.0	4.4	(9)%	9.7	10.3	(6)%
Purchased
Cash cost	58.15	24.05	142%	44.76	28.45	57%
Quantity purchased (million lbs)	0.3	2.6	(88)%	1.6	4.9	(67)%
Totals
Produced and purchased costs	42.16	29.26	44%	36.62	29.24	25%
Quantities produced and purchased (million lbs)	4.3	7.0	(39)%	11.3	15.2	(26)%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarters and the first six months of 2014 and 2013.

CASH AND TOTAL COST PER POUND RECONCILIATION

($ MILLIONS)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2014	2013	2014	2013
Cost of product sold	204.6	167.2	385.6	311.2
Add / (subtract)
Royalties	(21.0)	(17.6)	(35.2)	(32.1)
Standby charges	(9.7)	(9.1)	(19.0)	(17.2)
Other selling costs	(3.2)	0.8	(5.5)	3.6
Change in inventories	(48.3)	22.4	(30.9)	87.9

Cash operating costs (a)	122.4	163.7	295.0	353.4
Add / (subtract)
Depreciation and amortization	60.9	46.7	109.2	66.1
Change in inventories	(2.0)	(5.6)	9.6	24.9

Total operating costs (b)	181.3	204.8	413.8	444.4

Uranium produced & purchased (millions lbs) (c)	4.3	7.0	11.3	15.2

Cash costs per pound (a ÷ c)	28.47	23.39	26.11	23.25
Total costs per pound (b ÷ c)	42.16	29.26	36.62	29.24

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30		CHANGE	SIX MONTHS ENDED JUNE 30		CHANGE
	2014	2013		2014	2013
Production volume (million kgU)	3.8	4.8	(21)%	7.8	9.6	(19)%
Sales volume (million kgU)	3.3	4.0	(18)%	5.1	7.3	(30)%
Average realized price ($Cdn/kgU)	21.28	16.45	29%	21.68	17.89	21%
Average unit cost of sales ($Cdn/kgU) (including D&A)	16.46	13.98	18%	18.19	15.03	21%
Revenue ($ millions)	70	65	8%	110	131	(16)%
Gross profit ($ millions)	16	10	60%	18	21	(14)%
Gross profit (%)	23	15	53%	16	16	—

SECOND QUARTER

Total revenue increased by 8% due to a 29% increase in realized price, offset by an 18% decrease in sales volume. Realized prices were higher primarily due to the mix of fuel services products sold compared to 2013.

The total cost of products and services sold (including D&A) decreased by 2% ($54 million compared to $55 million in the second quarter of 2013) due to the decrease in sales volumes, offset by an increase in the average unit cost of sales. When compared to 2013, the average unit cost of sales was 18% higher due to the mix of fuel services products sold.

The net effect was a $6 million increase in gross profit.

FIRST SIX MONTHS

In the first six months of the year, total revenue decreased by 16% due to a 30% decrease in sales volumes, offset by a 21% increase in realized price.

The total cost of sales (including D&A) decreased 15% ($93 million compared to $110 million in 2013) due to a 30% decrease in sales volume offset by a 21% increase in the average unit cost of sales. The increase in the average unit cost of sales was due to the mix of fuel services products sold.

The net effect was a $3 million decrease in gross profit.

NUKEM

($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED JUNE 30		CHANGE	SIX MONTHS ENDED JUNE 30		CHANGE
	2014	2013		2014	2013
Uranium sales (million lbs)	1.5	1.2	25%	2.2	3.5	(37)%
Revenue	62	53	17%	94	183	(49)%
Cost of product sold (including D&A)	49	50	(2)%	84	175	(52)%
Gross profit	13	3	333%	10	8	25%
Net earnings	7	3	133%	—	—	—
Adjustments on derivatives[1]	—	(5)	—	1	(3)	133%
Adjusted net earnings (loss)[1]	7	(2)	450%	1	(3)	133%

[1]	Adjustments relate to unrealized gains and losses on foreign currency forward sales contracts (non-IFRS measure, see page 4).

SECOND QUARTER

During the three months ended June 30, 2014, NUKEM delivered 1.5 million pounds of uranium, an increase of 0.3 million pounds due to timing of customer requirements. NUKEM revenues amounted to $62 million compared to $53 million in 2013 due to the increase in deliveries. The realized price for uranium was lower than the second quarter of 2013 due to a decline in the spot price.

Gross profit amounted to $13 million, an increase of $10 million compared to the second quarter of 2013 due primarily to a lower per unit cost of product sold. The unit cost of uranium sold was lower due to the decline in the spot price. On a percentage basis, gross profits were 21% in 2014 compared to 6% in the prior year.

Adjusted net earnings for the second quarter of 2014 were $7 million, an increase of $9 million compared to a loss of $2 million in 2013.

FIRST SIX MONTHS

During the six months ended June 30, 2014, NUKEM delivered 2.2 million pounds of uranium, a decrease of 1.3 million pounds due to timing of customer requirements and generally lower activity in the market. NUKEM revenues amounted to $94 million due to the decline in deliveries and a lower realized price attributable to the decline in spot price relative to the prior year.

Gross profit amounted to $10 million, an increase of $2 million compared to the first half of 2013. While sales were significantly lower in the current year, they were at higher margins. On a percentage basis, gross profits were 11% in 2014 compared to 4% in the prior year.

Adjusted net earnings for the first six months of 2014 amounted to $1 million, compared to a loss of $3 million in 2013.

Operations updates

URANIUM PRODUCTION

CAMECO’S SHARE (MILLION LBS)	THREE MONTHS ENDED JUNE 30		CHANGE	SIX MONTHS ENDED JUNE 30		CHANGE	2014 PLAN
	2014	2013		2014	2013
McArthur River/Key Lake	2.1	2.7	(22)%	5.9	6.3	(6)%	13.1
Rabbit Lake	0.6	0.4	50%	1.1	1.5	(27)%	4.1
Smith Ranch-Highland	0.5	0.3	67%	1.0	0.6	67%	2.0
Crow Butte	0.1	0.2	(50)%	0.3	0.4	(25)%	0.6
Inkai	0.7	0.8	(13)%	1.4	1.5	(7)%	3.0
Cigar Lake	—	—	—	—	—	—	0 - 0.5

Total	4.0	4.4	(9)%	9.7	10.3	(6)%	22.8 - 23.3

McArthur River/Key Lake

Production for the quarter was 22% lower compared to the same period last year, due to an extension of the planned annual maintenance shutdown in the second quarter of 2014. Production for the first six months was 6% lower compared to 2013.

Commissioning of the zone 4 north freezewall is underway, and production from the area is expected to begin this year.

On July 16, 2014, the CNSC approved the Key Lake extension environmental assessment (EA) for increasing our tailings capacity, and increasing Key Lake’s nominal annual production rate to 25 million pounds per year. With the approved EA and once the Key Lake extension project is complete, mill production can be increased to closely follow production from the McArthur River mine, which is licensed to produce 21 million pounds per year.

The current collective agreements with unionized employees at McArthur River and Key Lake expired on December 31, 2013. Bargaining began in November, 2013 and the parties are at the conciliation stage, with the next set of meetings scheduled for late August. Neither party will be in a legal strike/lockout position until August 30, 2014. Operations continue as usual at both sites. There is risk to production if we are unable to reach an agreement and a work stoppage occurs.

Cigar Lake

In the first quarter, we announced the start of mine production at Cigar Lake and reported that 350 tonnes of ore slurry had been shipped from the mine to storage tanks at the McClean Lake mill. We have now delivered about 1,000 tonnes of ore from the mine to the mill for storage.

As reported on July 16, 2014, as part of the ongoing commissioning process, we have been assessing the current state of ground freezing and determined that freezing has not advanced as quickly as expected in some localized areas of the mine. Given that the McClean Lake mill has not yet started processing Cigar Lake ore, we have temporarily stopped jet-boring to allow the ore body to freeze more thoroughly in those localized areas. The additional freezing will allow more continuous production at the mine once the mill is operational. We do not expect there will be any material impact to costs as a result.

As a consequence of the interruption to the mining sequence and the resulting ore delivery schedule to the mill, we now expect to produce up to 1 million packaged pounds (100% basis) in 2014, depending on the mill startup and rampup, as well as the continued success of mining operations at Cigar Lake once they resume.

AREVA has reported that the modifications to the McClean Lake mill are complete and commissioning is in progress.

Our long-term annual production target of 18 million pounds U3O8 at Cigar Lake by 2018 will not be impacted.

Inkai

Production was 13% lower in the second quarter and 7% lower in the first six months of 2014, compared to the same periods last year, due to abnormally heavy snowfall and rapid spring melt.

It has taken longer than anticipated to bring new wellfields into production following the wet spring season. The delay in recovering the current quarterly production shortfall is not expected to impact our annual production target of 3.0 million pounds of U3O8 (our share).

FUEL SERVICES

Fuel services produced 3.8 million kgU in the second quarter, 21% lower than the same period last year. Production for the first half of the year was 7.8 million kgU, 19% lower compared to last year. We decreased our production target in 2014 to between 12 million and 13 million kgU, so quarterly production is anticipated to be lower than comparable periods in 2013.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake	Inkai

• David Bronkhorst, vice-president, mining and technology, Cameco	• Ken Gullen, technical director, international Cameco

Cigar Lake

• Scott Bishop, manager, technical services, Cameco

CAUTION ABOUT FORWARD-LOOKING INFORMATION

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 12, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 12 and 13. We recommend you also review our annual information form and annual, first and second quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	our expectations about 2014 and future global uranium supply, consumption, demand and number of new reactors, including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our operating segments for 2014

•	our expectations for uranium deliveries in the third and fourth quarters 2014
•	the discussion of our expectations relating to our tax dispute with CRA

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•	our plan for up to 1 million packaged pounds (100% basis) in 2014 from milling Cigar Lake ore at AREVA’s McClean Lake mill

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•	our Cigar Lake mining or production plans are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or commissioning or milling of Cigar Lake ore, or our inability to acquire any of the required jet boring equipment

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our expectations about the outcome of the dispute with CRA

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our Cigar Lake mining and production plans succeed, including the additional jet boring equipment is acquired on schedule, the jet boring mining method works as anticipated and the deposit freezes as planned

•	mill modifications and commissioning of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected, including our expectation of processing up to 1 million packaged pounds (100% basis) in 2014

•	our McArthur River development, mining and production plans succeed

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on October 15, 2014, to shareholders of record at the close of business on September 30, 2014.

Conference call

We invite you to join our second quarter conference call on Thursday, July 31st, 2014 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (866) 223-7781 (Canada and US) or (416) 340-2216. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 31, 2014 by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 9624310#)

Additional information

You can find a copy of our second quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2013 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593